Exhibit 99.1

News Announcement

Fundtech Contact:
Yoram Bibring
Fundtech Ltd.
Tel: 1-201-946-1100
yoram.bibring@fundtech.com

FOR IMMEDIATE RELEASE

FUNDTECH REPORTS FINANCIAL RESULTS FOR THE

THIRD QUARTER OF 2008

  -   Quarterly Revenues Grow 18% Year-over-Year to $31.5 Million
  -   GAAP EPS 9 Cents
  -   Non GAAP EPS 20 Cents
  -   Board Of Directors Approves $10 million share repurchase program

JERSEY CITY, N.J. —November 11, 2008, — Fundtech Ltd. (NASDAQ: FNDT), a market leader in global transaction banking solutions, today announced financial results for the third quarter ended September 30, 2008.  Fundtech posted quarterly revenues of $31.5 million, an 18% increase year-over-year, compared to third quarter revenues of $26.6 million in 2007, and a slight decline compared to second quarter 2008 revenues of $31.6 million.

On a GAAP (Generally Accepted Accounting Principles) basis, the Company reported net income of $1.5 million or $0.09 per diluted share, for the third quarter of 2008 compared with net income of $2.2 million, or $0.13 per diluted share, in the third quarter of 2007, and net income of $1.7 million, or $0.10 per diluted share, in the second quarter of 2008.

Excluding stock-based compensation, amortization of intangibles and Impairment of Marketable Securities, Fundtech’s adjusted net income for the third quarter of 2008 was $3.3 million, or $0.20 per diluted share, compared with $3.1 million, or $0.19 per diluted share, in the third quarter of 2007 and $2.9 million, or $0.18 per diluted share, in the second quarter of 2008 (See Schedule A attached to this news release -- Reconciliation to GAAP).

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“While in the third quarter we continued to post good growth we are expecting some delays in the fourth quarter in closing new bookings with several global bank customers who are impacted by the unsettled macro economic conditions” said CEO Reuven Ben Menachem.  “Looking towards next year, we believe that we have a healthy pipeline of Global PAYplus deals that will offset any potential decline in revenues from our existing global bank customers. In addition I believe many of our other product lines will continue to grow in 2009 and beyond.”

Other highlights:

•	During the third quarter excluding Accountis Fundtech closed 66 new deals and added 6 new bank customers.

•	During the third quarter Fundtech closed 9 new system sales including 4 US Payments, 1 Cash Management, 2 Global CASHplus and 2 at BBP.

•	During the third quarter the Company recorded financial expenses of $500,000 due to a decline in the value of balances of cash and accounts receivables denominated in non-dollar currencies.

•	During the third quarter the Company recorded a $600,000 loss due to the previously reported impairment of a Lehman Brothers Bond.

Fundtech also announced today that its board of directors approved a $10 million stock repurchase program pursuant to which the Company may repurchase shares of its ordinary shares from time to time in open market and privately negotiated transactions as market and business conditions warrant, subject to periodic review by the Board..

Reconciliation of GAAP results to non-GAAP results

Fundtech provides non-GAAP operating results as a supplement to its GAAP financial results. The presentation of this information should not be considered in isolation to, or as a substitute for the financial results presented in accordance with GAAP.

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Management believes that non-GAAP financial measures are useful to investors because they allow for an evaluation of the Company with a focus on the performance of its core operations.

Fundtech’s executive management team uses these same non-GAAP measures internally to assess the ongoing performance of the Company. Since this information is not a GAAP measurement of financial performance, there are material limitations to its usefulness on a stand-alone basis, including the lack of comparability of this presentation to the GAAP financial results of other companies.

Fundtech’s non-GAAP results exclude stock-based compensation, amortization of intangibles, amortization of capitalized software costs and impairment of marketable securities.

A detailed reconciliation of GAAP net income to non-GAAP net income is included in the attached Schedule A.

Guidance

The financial guidance provided is current as of today only and the Company undertakes no obligation to update its estimates.

For the fourth quarter the Company expects its revenues and earnings to be lower than previously estimated primarily due to lower expected revenues from its large global bank customers as well as the negative impact of the strengthening dollar on its non-dollar denominated revenues, receivables and cash balances.

For the fourth quarter of 2008 the Company expects revenues of between $29.5 million and $30.5 million, GAAP earnings per diluted share of between a (loss) of
 ($0.08) and loss of $(0.02) and Non-GAAP earnings per diluted share, before all amortization expenses and stock-based compensation expenses, of between $0.00 to $0.06.

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The Company estimates that amortization expenses for the fourth quarter of 2008 will be approximately $600,000 and that stock-based compensation expenses will be approximately $750,000.

For fiscal 2008 the Company is revising its prior guidance and expects revenues of between $120.7 million and $121.7 million, GAAP earnings per diluted share is expected to be at a range between $0.13 and $0.19 and non-GAAP earnings per diluted share, before all amortization expenses stock-based compensation expenses, and impairment of investment will be between $0.47 and $0.53.

The Company estimates that amortization expenses for 2008 will be approximately $2.2 million and that stock-based compensation expenses will be approximately $3.0 million.

The Company’s guidance for the fourth quarter of 2008 and full-year 2008 does not include the impact of deferred taxes and also does not include the impact of any future impairment of intangible assets, as these assets are periodically being evaluated by the Company’s management under evolving accounting standards which are incapable of assessment in advance.

Company to Host Conference Call

The senior management of Fundtech will host a conference call at 08:30 a.m. (EDT) today, Tuesday, November 11, to discuss the Company’s third-quarter results as well as 2008 financial guidance, and to answer questions from the investment community.

To participate, please call (866)-356-3095 or 617-597-5391 and ask for the Fundtech call.

A replay of the conference call will be available for playback from 10:30am (EDT) November 11, until 11:59pm (EDT) November 18. The replay may be accessed by dialing (888) 286-8010 or 617-801-6888, pass code 59573953.

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This call will also be web cast live on: http://www.fundtech.com. An online replay will be available until November 30.

About Fundtech
Fundtech (NASDAQ: FNDT), was founded in 1993, and is a leading provider of software and services to banks of all sizes around the world. Payments systems include wire transfers, ACH origination, cross-border payments and remittance. Cash management systems are designed for large corporate through small business clients. Fundtech is a leader in SWIFT services, operating the world’s largest SWIFT service bureau. We offer an extensive line of financial supply chain applications including electronic invoice presentment and supply trade financing. And we are the leading provider of CLS systems to the world’s largest banks. More than 1,000 clients throughout the world rely on Fundtech solutions to improve operational efficiency and provide greater competitiveness through innovative business-to-business services. For more information, visit www.fundtech.com.

Forward Looking Statements:

This news release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, the expectations related to fourth-quarter revenues; fourth-quarter GAAP earnings per share; fourth-quarter Non-GAAP earnings per share; full-year 2008 revenues; full-year 2008 GAAP earnings per share; and full-year 2008 Non-GAAP earnings per share.  These statements are based on management’s current expectations and are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: a downturn in the financial services industry; failure to obtain revenue as anticipated; and risks and other factors detailed from time to time in Fundtech's public filings, including its Annual Report on Form 20-F for the year ended December 31, 2007. Fundtech undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this news release or to reflect the occurrence of unanticipated events.

FUNDTECH LTD. AND ITS SUBSIDIARIES
Condensed Consolidated Balance Sheets
(In Thousands)

	September 30,	December 31,
	2008	2007
ASSETS

Current assets:
Cash and cash equivalents	$30,573	$31,612
Short term deposits	--	1,765
Marketable securities - short term	10,925	8,624
Trade receivables, net	30,501	22,387
Other accounts receivable, prepaid expenses and inventories	4,192	2,942

Total current assets	76,191	67,330

Marketable securities - Long term	3,023	12,847
Severance pay fund	1,504	1,197
Long term lease deposits	1,010	778
Prepaid expenses	2,561	2,434
Property and equipment, net	14,311	14,070
Goodwill, net	32,862	26,802
Defer Tax Asset	658	658
Other assets, net	6,102	2,156

Total assets	$138,222	$128,272

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Trade payables	$875	$1,079
Deferred revenues	9,772	6,143
Accrued restructuring expenses	--	62
Employee and payroll accruals	6,091	6,298
Other accounts payable and accrued expenses	7,654	8,591

Total current liabilities	24,392	22,173

Accrued severance pay	1,865	1,518
Accrued restructuring and other expenses	--	--
Deferred taxes	966	878
Other long term liabilities	2,111	1,571

Total liabilities	29,334	26,140

Shareholders' equity:
Share capital	48	47
Additional paid-in capital	155,189	151,547
Accumulated other comprehensive income (loss)	158	506
Accumulated deficit	(43,249)	(46,710)
Treasury stock, at cost	(3,258)	(3,258)

Total shareholders' equity	108,888	102,132

Total liabilities and shareholders' equity	$138,222	$128,272

FUNDTECH LTD. AND ITS SUBSIDIARIES
Consolidated Statements of Operations
(In Thousands, Except Share and Per Share Data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007
Revenues:
Software license	$4,007	$4,098	$12,933	$13,505
Software hosting	4,986	3,965	14,720	10,938
Maintenance	8,535	7,369	24,916	19,468
Services	14,017	11,213	38,654	31,298

Total revenues	31,545	26,645	91,223	75,209

Operating expenses:
Software licenses costs	147	125	291	248
Amortization of capitalized software development costs	--	--	--	394
Amortization of other intangible assets	547	281	1,575	1,106
Maintenance, hosting and services costs [1]	13,352	11,760	40,944	32,791
Software development [1]	5,533	4,863	16,329	13,994
Selling and marketing [1]	5,008	4,442	15,002	13,304
General and administrative [1]	4,207	3,358	12,494	9,746

Total operating expenses	28,794	24,829	86,635	71,583

Operating income	2,751	1,816	4,588	3,626

Impairment of Marketable Securities	(600)	--	(600)	--
Financial (expenses) income, net	(283)	593	554	1,559
Income taxes	(397)	(166)	(1,081)	(784)

Net income	$1,471	$2,243	$3,461	$4,401

Net income per share:
Net income used in computing income per share	$1,471	$2,243	$3,461	$4,401
Basic income per share	$0.09	$0.15	$0.22	$0.29
Diluted income per share	$0.09	$0.13	$0.21	$0.26
Shares used in computing:
Basic income per share	15,795,501	15,382,445	15,737,603	15,263,073
Diluted income per share	16,951,081	16,776,329	16,825,455	16,672,081

Adjusted non-GAAP[2] net income per share:
Adjusted non-GAAP[2] net income used in computing income per share	$3,344	$3,150	$7,897	$7,858
Adjusted non-GAAP[2] net income per share	$0.20	$0.19	$0.47	$0.47
Shares used in computing adjusted non-GAAP[2] net income per share	16,951,081	16,776,329	16,825,455	16,672,081

Reconciliation of net income to adjusted non-GAAP[2] net income:
Net income	$1,471	$2,243	$3,461	$4,401
Amortization	547	281	1,575	1,500
Impairment of Marketabke securities	600	--	600	--
Stock-based compensation	726	626	2,261	1,957

Adjusted non-GAAP[2] net income	$3,344	$3,150	$7,897	$7,858

[1] Includes charges for stock-based compensation in 2008 and 2007
[2] See Reconciliation to GAAP

FUNDTECH LTD. AND ITS SUBSIDIARIES
Consolidated Statement of Cash Flows
(In Thousands)

	Nine Months Ended		Three Months Ended
	September 30,		September 30,
	2008	2007	2008
CASH FLOWS FROM OPERATIONS:
Net income	$3,461	$4,401	$1,471
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation and amortization	5,963	4,867	2,044
Increase in trade receivables	(8,180)	(242)	(4,636)
Increase in prepaid expenses, other accounts receivable and inventories	(1,384)	(1,504)	(38)
Increase in trade payables	(571)	(463)	(1,401)
Increase (Decrease) in deferred revenues	4,672	1,772	(6,389)
Increase (Decrease) in employee and payroll accruals	(283)	869	191
Increase (Decrease) in other accounts payable and accrued expenses	917	(310)	1,206
Decrease in accrued restructuring expenses	(62)	(139)	--
Increase (Decrease) in accrued severance pay, net	40	156	(7)
Increase (Decrease) in accrued interest on marketable securities	82	(64)	10
Increase (Decrease) in Deferred taxes	10	--	21
Losses on disposition of fixed assets	--	(8)	--
Stock-based compensation	2,261	1,957	727
Impairment of Marketable securities	600	--	600
Increase in LT other liabilities	35	--	32

Net cash provided by operations	7,561	11,292	(6,169)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in held-to-maturity marketable securities	(4,980)	(17,265)	(1,152)
Proceeds from held-to-maturity marketable securities	11,875	23,180	1,400
(Investment in) maturity of short term deposits	1,731	(1,427)	1,787
Purchase of property and equipment	(4,644)	(4,763)	(1,188)
Decrease (Increase) in long-term lease deposits and prepaid expenses	(234)	22	17
Investments in subsidiaries	(12,451)	(7,297)	24
Proceeds from sale of fixed assets	--	38	--

Net cash used in investing activities	(8,703)	(7,512)	888

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the issuance of share capital and
exercise of stock options and warrants, net	1,382	1,911	1,190
Decrease in long-term other liabilities	(67)	(61)	(67)

Net cash provided by (used in) financing activities	1,315	1,850	1,123

Effect of exchange rate on cash and cash equivalents	(1,212)	605	(1,543)

Increase (decrease) in cash and cash equivalents	(1,039)	6,235	(5,701)
Cash and cash equivalents at the beginning of the period	31,612	28,616	36,274

Cash and cash equivalents at the end of the period	$30,573	$34,851	$30,573

Appendix A
Investment in Subsidiaries
Working Capital	$(815)	$689	$--
Long term assets	5,555	1,999	--
Long term liabilities	(39)	--	--
Goodwill	7,750	4,609	(24)

	$12,451	$7,297	$(24)

Schedule A to Press Release

Reconciliation to GAAP
(In Thousands, Except Share and Per Share Data)

The following information sets forth Fundtech's calculation of adjusted non-GAAP net income as contained in the Company's press release:

	Three Months Ended						Nine Months Ended
	September 30,				June 30,		September 30,
	2008		2007		2007		2008		2007

Reconciliation of net income (loss) to adjusted non-GAAP net income:

Net income	$1,471	[1]	$2,243	[1]	$1,661	[1]	$3,461	[1]	$4,401	[1]
Amortization of capitalized
software development costs	--		--		--		--		394
Amortization of other intangible assets	547		281		554		1,575		1,106
Impairment of & loss on Investments	600		--		--		600		--
Stock-based compensation charged as follows:
Maintenance, hosting and services costs	129		78		129		441		229
Software development	56		100		64		202		260
Selling and marketing	165		119		124		476		393
General and administrative	376		329		381		1,142		1,075

Adjusted non-GAAP net income	$3,344		$3,150		$2,945		$7,897		$7,858

Adjusted non-GAAP net income per share	$0.20		$0.19		$0.18		$0.47		$0.47

Shares used in computing
adjusted non-GAAP net income per share	16,951,081		16,776,329		16,712,889		16,825,455		16,672,081

[1] Net income per share (diluted) was approximately $0.09 , $0.10 and $0.10 for the three months ended September 30, 2008 and 2007 and the three months ended June 30, 2008, respectively. Net Income per share (diluted) was approximately $0.21 and $0.26 for the nine months ended September 30, 2008 and 2007, respectively.